
May 11, 2012

Via E-mail
Steven Cakebread
Chief Financial Officer
Pandora Media, Inc.
2101 Webster Street
Suite 1650
Oakland, California 94612

Re: Pandora Media, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2012
Filed March 19, 2012
File No. 1-35198

Dear Mr. Cakebread:

    We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Business, page 3

Distribution, page 4

1.   Please tell us and disclose whether you are required to pay a fee under your distribution agreements. If so, tell us and disclose the terms of such a fee.

Advertising, page 5

2.   We note that your listenership on mobile platforms is growing at a much faster pace than on other platforms. We also note that the advertising designed for mobile devices is different than advertising on other platforms. Please include a breakdown of the dollar

amount of advertising attributable to your mobile platforms versus advertising dollars on other platforms.

Risk Factors, page 12

If music publishers withdraw all or a portion of their catalogs … page 21

3.   Please disclose how EMI's withdrawal of certain licensing rights from ASCAP impacted your 900,000 song catalog. Absent a direct agreement with EMI, please tell us and disclose your basis for estimating EMI royalties related to those withdrawn licensing rights. In this regard, we note your disclosure on page 46 that for royalty agreements under negotiation, you accrue estimated royalties based on the available facts and circumstances and adjust these estimates as more information becomes available.

Management's Discussion and Analysis, page 42

Advertising Revenue, page 44

4.   For each period presented, please provide a more detailed quantitative analysis of how you were able to effectively monetize mobile listening hours based on the growth of mobile advertising revenues in relation to mobile listening hours. In addition, discuss how an increasing mobile listenership trend and increasing content acquisition costs will impact future results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
·   the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Accountant, at (202) 551-3365 or Dean Suehiro, Senior Accountant, at (202) 551-3384 if you have questions regarding comments on the

financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director